July 1, 2019

Charles F. McCain

Harbor Funds

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

RE:	Contractual Advisory Fee Waiver – July 1, 2019 through June 30, 2020

Dear Mr. McCain:

In connection with our service as investment adviser to Harbor Mid Cap Growth Fund (the “Fund”), we hereby agree to reduce our advisory fee from 0.75% to 0.72% until June 30, 2020. This agreement may not be amended and shall automatically expire at the close of business on June 30, 2020 without further action by either party.

Please acknowledge your agreement with the foregoing as of the date set forth above by signing in the space provided below and returning an executed original to my attention.

HARBOR CAPITAL ADVISORS, INC.

By:
Brian L. Collins, Executive Vice President

Agreed and Accepted

HARBOR FUNDS

By:
Charles F. McCain, President

111 South Wacker Drive, 34th Floor | Chicago, Illinois 60606-4302

T 800-422-1050 | F 312-443-4444 | www.harborfunds.com